                                                                       EXHIBIT 2


IXC LOGO                                                            NEWS RELEASE
================================================================================

              IXC Communications Declares Dividend Distribution of
                         Preferred Stock Purchase Rights


Austin, TX--September 8, 1998-IXC Communications, Inc. (Nasdaq: IIXC) announced today that its Board of Directors approved the declaration of a dividend distribution of one Preferred Share Purchase Right on each outstanding share of its Common Stock.

Each Right will entitle shareholders to buy one one-thousandth of a share a new Series A Junior Participating Preferred Stock of the Company at an exercise price of $210.00 per Right. The Rights will be exercisable if a person or group hereafter acquires 20% or more of the Common Stock of the Company (or if a stockholder of the Company currently holding more than 20% of the outstanding stock of the Company acquires any additional shares of Common Stock) or announces a tender offer for 20% or more of the Common Stock. The Company will be entitled to redeem the Rights at one cent per Right at any time before any such person hereafter acquires 20% or more of the outstanding Common Stock.

The Rights are not being distributed in response to any specific effort to acquire the Company. The Rights are designed to assure that all shareholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all shareholders a fair price.

If a person hereafter acquires 20% or more of the outstanding Common Stock of the Company, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of Common Stock having a market value at that time of twice the Right's exercise price. Rights held by the 20% holder will become void and will not be exercisable to purchase shares at the bargain purchase price. If the Company is acquired in a merger or other business combination transaction after a person acquires 20% or more of the Company's Common Stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price. The dividend distribution will be payable to shareholders of record on September 20, 1998. The Rights will expire in ten years. The Rights distribution is not taxable to shareholders.

"The Board has unanimously taken this action in order to protect shareholders' investment in the Company," said Ben Scott, chairman and CEO of IXC Communications. "This plan is similar to others adopted by a large number of other companies and will protect long-term shareholder value."



                                     -more-

IXC's network-based delivery solutions are designed to address the speed and capacity requirements of the global communications market. Having completed the first new coast-to-coast fiber network in the United States in more than a decade, IXC Communications is at the forefront of the industry's new class of emerging domestic and international carriers. IXC offerings include private line, broadband, and switched and dedicated inbound and outbound calling products, and calling card and debit card services. IXC is a publicly traded company listed on Nasdaq under the symbol IIXC. IXC's Web site is at www.ixc-comm.com.



                                      # # #


Media Contact:                               Investor Contact:
--------------                               -----------------
Melissa Jackson                              Greta Wiechman
Manager of Public Relations                  Senior Manager, Investor Relations
(512) 231-5247                               (888) 267-9478
mjackson@ixc-comm.com                        gwiechman@ixc-comm.com